EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (“Expense Limitation Agreement”) is made and entered into effective as of July 25, 2013 by and between the Starboard Investment Trust, a Delaware statutory trust (the “Trust”), on behalf of its series portfolio, the Rx Fundamental Growth Fund (the “Fund”), and FolioMetrix, LLC, an Oregon limited liability company (the “Advisor”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”) and is registered under the Investment Company Act of 1940 as an open-end management investment company; and

WHEREAS, the Fund is a series of the Trust; and

WHEREAS, the Fund and the Advisor have entered into an Investment Advisory Agreement dated April 25, 2013 (“Advisory Agreement”), pursuant to which the Advisor provides investment advisory services to the Fund; and

WHEREAS, the Fund and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, have entered into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

The Advisor agrees to reduce its investment advisory fee from 1.00% to 0.80% of the average daily net assets of the Fund for the duration of this agreement.

2.	Term and Termination of Agreement.

This Agreement shall continue in effect until October 1, 2014 and shall thereafter continue in effect from year to year for successive one-year periods unless terminated as provided in this paragraph.  This Agreement may be terminated, without payment of any penalty, by: (i) the Trust at any time, so long as such action has been authorized by resolution of a majority of the Trustees who are not party to this Agreement or “interested persons” of the Trust, as defined in the Investment Company Act of 1940, or by a vote of a majority of the outstanding voting securities of the Trust; and (ii) by the Advisor upon thirty days’ prior written notice to the Trust at its principal place of business, such termination to be effective as of the close of business on the last day of the then-current one-year period.  In addition, this Agreement shall terminate with respect to the Fund upon termination of the Advisory Agreement.

3.	Miscellaneous.

(a)	Captions. The captions in this Agreement are included for convenience only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

(b)
Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(c)
Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

STARBOARD INVESTMENT TRUST

On behalf of the Rx Fundamental Growth Fund

By:        /s/ James H. Speed, Jr.

Name:   James H. Speed, Jr.

Title:     Chairman

FolioMetrix, LLC

By:         /s/  Dale J. Murphey

Name:     Dale J. Murphey

Title:       President